SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT WELCOMES UNITED INTERNET AG’s STRATEGIC INVESTMENT IN ROCKET INTERNET.”

Exhibit 1

18 August 2014

PHILIPPINE STOCK EXCHANGE
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of the following press release attached thereto entitled: “PLDT WELCOMES UNITED INTERNET AG’s STRATEGIC INVESTMENT IN ROCKET INTERNET.”

In addition, we hereby provide the Exchange with copies of the following:

•	Rocket Internet Press Release entitled “United Internet announces strategic investment in Rocket Internet” dated 15 August 2014

•	United Internet’s Ad hoc announcement acc. to Sec 15 WpHG entitled “United Internet announces strategic investment in Rocket Internet” dated 15 August 2014

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

18 August 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of the following press release attached thereto entitled: “PLDT WELCOMES UNITED INTERNET AG’s STRATEGIC INVESTMENT IN ROCKET INTERNET.”

In addition, we hereby provide the Exchange with copies of the following:

•	Rocket Internet Press Release entitled “United Internet announces strategic investment in Rocket Internet” dated 15 August 2014

•	United Internet’s Ad hoc announcement acc. to Sec 15 WpHG entitled “United Internet announces strategic investment in Rocket Internet” dated 15 August 2014

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,933 As of July 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 18, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PRESS RELEASE

PLDT WELCOMES UNITED INTERNET AG’s STRATEGIC INVESTMENT IN ROCKET INTERNET

MANILA, Philippines, 18th August 2014 – Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), the leading telecoms operator in the Philippines, welcomes United Internet AG’s (“United Internet”) strategic investment in Rocket Internet which was announced on Friday, 15th August 2014.

With 13.87 million fee-based customer contracts and 31.44 million ad-financed free accounts, United Internet AG is Europe’s leading internet specialist. United Internet is listed in the Prime Standard of the Frankfurt Stock Exchange and is a member of the German stock index, TecDAX, which includes the 30 largest German companies from the technology sector.

Under the terms of the partnership agreement, United Internet is investing a total of €435 million for a 10.7 per cent stake in Rocket. The investment consists of €333 million in cash and €102 million represented by United Internet’s equity participation in the portfolio of Global Founders Capital funds (“Global Founders Capital”).

Global Founders Capital is a portfolio of over 50 venture capital investments held jointly by United Internet and Global Founders Fund GmbH (“Global Founders Fund”, formerly European Founders Fund GmbH), the personal investment vehicle of Oliver Samwer and his brothers.

As part of this transaction, the equity participation of Global Founders Fund in Global Founders Capital, valued at €153 million, will also be contributed into Rocket in exchange for new shares, which will bring Global Founders Fund’s stake in Rocket to 53.7 per cent.

The total value of the new funds invested and the Global Founders Capital portfolio is €588 million. The investment and contributions imply a €4.3 billion post-transaction valuation for Rocket.

Following this investment, PLDT’s resultant ownership in Rocket will be 8.6%, with the balance held by United Internet (10.7%), Investment AB Kinnevik (18.5%), Access Industries (8.5%), and the Global Founders Fund (53.7%).

Copies of the Rocket and United Internet Press Releases are attached for additional reference.

ENDS

About PLDT
PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

About Rocket Internet AG
Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.

Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

About United Internet AG
With 13.87 million fee-based customer contracts and 31.44 million ad-financed free accounts, United Internet AG is Europe’s leading internet specialist. At the heart of United Internet is a high-performance “Internet Factory” with 6,700 employees, of which around 2,000 are engaged in product management, development and data centers. In addition to the high sales strength of its established brands (1&1, GMX, WEB.DE, united-domains, Fasthosts, arsys, InterNetX, Sedo and affilinet), United Internet stands for outstanding operational excellence with around 45 million customer accounts worldwide.

Press Contact PLDT:
Anabelle L. Chua
Senior Vice President and Treasurer
Phone: +632 816 8213
Fax: +632 844 9099
Email: alchua@pldt.com.ph

Melissa V. Vergel de Dios
Head, Investor Relations
Phone: +632 816 8024
Fax: +632 810 7138
Email: mvvergeldedios@pldt.com.ph

Ramon R. Isberto
Head, Corporate Communications and Public Affairs
Phone: +632 511 3101
Fax: +632 511 3100
Email: rrisberto@smart.com.ph

Press Contact Rocket Internet:
Andreas Winiarski
Global Head of PR & Communications
Phone: +49 30 300 13 18 68
Email: andreas.winiarski@rocket-internet.com

Press Contact United Internet:
Maika-Alexander Stangenberg
Head of Corporate Communications & Public Affairs
Tel: +49 2602 96 1076
Email:

United Internet announces strategic investment in Rocket Internet

Montabaur & Berlin, Germany, 15 August 2014 – United Internet AG (“United Internet”) and Rocket Internet AG (“Rocket”) are pleased to announce that United Internet is investing a total of €435 million for a 10.7% stake in Rocket. The investment will cement the long term strategic relationship between United Internet and Oliver Samwer, Rocket’s Chief Executive Officer and co-founder.

United Internet’s investment consists of €333 million in cash and €102 million represented by United Internet’s equity participation in the portfolio of Global Founders Capital funds (“Global Founders Capital”).

Global Founders Capital is a portfolio of over 50 venture capital investments held jointly by United Internet and Global Founders Fund GmbH (“Global Founders Fund”, formerly European Founders Fund GmbH), the personal investment vehicle of Oliver Samwer and his brothers. The portfolio includes minority stakes in companies such as games maker Goodgame Studios; online travel sites such as Traveloka and Travelbird; online marketplaces Yemek Sepeti and DaWanda; and financial technology companies Kreditech, Borro and SocietyOne. Rocket gains stakes in certain businesses that are well aligned with its focus sectors and geographies, such as Yemek Sepeti – a leading Turkish online food delivery marketplace, and Traveloka – a leading Indonesian travel metasearch provider.

As part of this transaction, the equity participation of Global Founders Fund in Global Founders Capital, valued at €153 million, will also be contributed into Rocket in exchange for new shares, which will bring Global Founders Fund’s stake in Rocket to 53.7 per cent.

The total value of the new funds invested and the Global Founders Capital portfolio is €588 million. The investment and contributions imply a €4.3 billion post-transaction valuation for Rocket.

United Internet’s investment will be in newly issued shares by Rocket, of the same class and bearing the same rights as shares held by current Rocket investors. Underlining the commitment to Rocket, Ralph Dommermuth, CEO of United Internet, will become a member of Rocket’s nine-person Supervisory Board.

Following this investment, in addition to United Internet (10.7%), shares in Rocket will be held by Investment AB Kinnevik (18.5%), Access Industries (8.5%), Philippine Long Distance Telephone Company (8.6%) and the Global Founders Fund (53.7%).

Ralph Dommermuth, founder and CEO of United Internet, said:

“We’ve partnered with Oliver Samwer for several years and jointly made a number of highly successful early stage investments in consumer internet and technology businesses in Germany and internationally. I have been very impressed by the quality and scale of Rocket and its network of companies and we are excited to support the further development of the group with additional growth capital. Our investment is strategic and long-term in nature and we look forward to working with the Rocket team and the other shareholders going forward.”

Oliver Samwer, co-founder and CEO of Rocket, commented:

“Rocket and United Internet share a long-term approach to value creation from the growth of Internet services. We are very pleased to receive this vote of confidence in our ability to generate value from one of Europe’s most successful Internet entrepreneurs and companies. We look forward to deploying the fresh capital to grow our platform and businesses around the world, and are pleased to be gaining stakes in certain businesses that are well aligned with our focus sectors and geographies.

The close partnership between Global Founders Fund and United Internet has been based on seven years of joint investing in consumer Internet and technology businesses through Global Founders Capital. By contributing 100 per cent of Global Founders Capital into Rocket, my brothers and I are combining all our new company building and investing activities within Rocket.”

Ends

About United Internet
With 13.87 million fee-based customer contracts and 31.44 million ad-financed free accounts, United Internet AG is Europe’s leading internet specialist. At the heart of United Internet is a high-performance “Internet Factory” with 6,700 employees, of which around 2,000 are engaged in product management, development and data centers. In addition to the high sales strength of its established brands (1&1, GMX, WEB.DE, united-domains, Fasthosts, arsys, InterNetX, Sedo and affilinet), United Internet stands for outstanding operational excellence with around 45 million customer accounts worldwide.

About Rocket Internet
Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.
Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.
Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

Press Contact United Internet:
Maika-Alexander Stangenberg
Head of Corporate Communications & Public Affairs
Tel: +49 2602 96 1076
Email: mstangenberg@united-internet.de

Press Contact Rocket Internet:
Andreas Winiarski
Global Head of PR & Communications
Tel: +49 30 300 13 18 68
Email: andreas.winiarski@rocket-internet.com

Ad hoc announcement acc. to Sec. 15 WpHG

United Internet announces strategic investment in Rocket Internet

Montabaur, August 15, 2014. United Internet AG (“United Internet”) is investing – via its subsidiary United Internet Ventures AG – a total of €435 million for a 10.7% stake in the company Rocket Internet AG, Berlin (“Rocket”). The investment will cement the long term strategic relationship between United Internet and Oliver Samwer, Rocket’s Chief Executive Officer and co-founder.

United Internet’s investment consists of €333 million in cash, and €102 million represented by United Internet’s equity participation in the portfolio of the Global Founders Capital funds (“Global Founders Capital”).

Global Founders Capital is a portfolio of over 50 venture capital investments held jointly by United Internet and Global Founders Fund GmbH (“Global Founders Fund”, formerly European Founders Fund GmbH), the personal investment vehicle of Oliver Samwer and his brothers. The portfolio includes minority stakes in companies such as games maker Goodgame Studios; online travel sites such as Traveloka and Travelbird; online marketplaces Yemek Sepeti and DaWanda; and financial technology companies Kreditech, Borro and SocietyOne.

United Internet has been successfully investing in consumer Internet and technology businesses together with the Samwer brothers through Global Founders Capital since 2007.

United Internet’s investment will be in newly issued shares by Rocket, of the same class and bearing the same rights as shares held by current Rocket investors. Ralph Dommermuth, CEO of United Internet, will become a member of Rocket’s nine-person Supervisory Board.

Rocket Internet identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies. It aims to become the world’s largest Internet platform outside of China and the United States. Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents. The company’s target markets are located mainly in the emerging markets of Latin America, the Middle East, Africa and Asia, as well as in Russia. These markets are generally characterized by fast-growing smartphone penetration, younger populations then developed markets, newly evolving middle classes, and limited access to physical retail infrastructure.

Following this investment, in addition to United Internet (10.7%), shares in Rocket Internet will be held by Investment AB Kinnevik (18.5%), Access Industries (8.5%), Philippine Long Distance Telephone Company (8.6%) and the Global Founders Fund (53.7%).

By contributing its shares in the investment funds to Rocket Internet, United Internet will recognize one-off, non-cash income of around EUR 70 million this year.

About United Internet

With 13.87 million fee-based customer contracts and 31.44 million ad-financed free accounts, United Internet AG is Europe’s leading internet specialist. At the heart of United Internet is a high-performance “Internet Factory” with 6,700 employees, of which around 2,000 are engaged in product management, development and data centers. In addition to the high sales strength of its established brands (1&1, GMX, WEB.DE, united-domains, Fasthosts, Arsys, InterNetX, Sedo and affilinet), United Internet stands for outstanding operational excellence with around 45 million customer accounts worldwide.

Contact
Maika-Alexander Stangenberg
Head of Corporate Communications & Public Affairs
United Internet AG
Elgendorfer Strasse 57
56410 Montabaur
Germany
Tel: +49 2602/96-1076
Fax: +49 2602/96-1013
E-mail: mstangenberg@united-internet.de

Internet: www.united-internet.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: August 18, 2014